Exhibit 99.1

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD. PROVIDES CORPORATE UPDATE, FILES ITS 2021 ANNUAL

REPORT ON FORM 20-F AND DECLARES ITS SECOND 2022 CASH DIVIDEND

HONG KONG (April 29, 2022) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is pleased to announce that it has filed its annual report on form 20-F with the Securities and Exchange Commission which also provides an update on various corporate actions. In addition, the Company announces that its board of directors has declared its second cash dividend pursuant to its cash dividend policy.

The following are the key details of second cash dividend of 2022:

-	The dividend of US$0.27 (C$0.34) per common share will be paid in US dollars on May 23, 2022 to shareholders of record on May 10, 2022.

-	The ex-dividend date will be May 9, 2022. As previously announced, the board of directors approved a cash dividend policy in connection with the Company's focus on enhancing shareholder value through cash distributions to its shareholders based upon its iron ore royalty. In setting the amount of the dividend, the Company took into account gross first quarter royalty payment of approximately C$11.8 million on 767,630 tonnes shipped, before the application of corporate and mining taxes, and the Company's general and administrative expenses for the period.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial condition and operating results.

We welcome any questions you may have and look forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read the Company's entire annual report, which includes its audited financial statements and management's discussion and analysis, for the year ended December 31, 2021, for a greater understanding of the Company's business and operations.; and
-	direct any questions regarding the Company and the information in its annual report on Form 20-F to the Company's North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with the Company's senior management.

A copy of the Company's annual report on Form 20-F for the year ended December 31, 2021, audited financial statements contained therein is available under the Company's profile at www.sec.gov and on the Company's website at www.scullyroyalty.com. Shareholders of the Company may, upon request, receive a hard copy of such document free of charge by contacting the Company by email or telephone as set forth above.